Exhibit 1

British American Tobacco p.l.c. (the “Company”)

Quarterly Dividends for the year ended 31 December 2017:
Payment No. 2 –  August 2018 (the “August 2018 Dividend”)
South Africa Branch Register Finalisation Information

On 22 February 2018, the Company announced that the Board had declared an interim dividend of 195.2p per ordinary share of 25p, payable in four equal quarterly instalments of 48.8p per ordinary share in May 2018, August 2018, November 2018 and February 2019.

The August 2018 Dividend will be payable on 8 August 2018 to shareholders registered on either the UK main register or the South Africa branch register on 29 June 2018 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information for the August 2018 Dividend relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 22 February 2018 remain unchanged.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R = 17.79030 as at 15 June 2018 (the closing rate on that date as quoted by Bloomberg), results in an equivalent August 2018 Dividend of 868.16664 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 173.63333 SA cents per ordinary share, will be withheld from the gross August 2018 Dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption.  After Dividends Tax has been withheld, the net dividend will be 694.53331 SA cents per ordinary share.  The August 2018 Dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the August 2018 Dividend is the United Kingdom.

At the close of business on 15 June 2018 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the August 2018 Dividend), the Company had a total of 2,293,714,470 ordinary shares in issue (excluding treasury shares). The Company held 162,645,590 ordinary shares in treasury giving a total issued share capital of 2,456,360,060 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
PO Box 61051, Marshalltown 2107, South Africa
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Paul McCrory
Company Secretary
British American Tobacco p.l.c.

19 June 2018

Enquiries:

Investor Relations
Mike Nightingale/Rachael Brierley/John Harney
+44 20 7845 1180/1519/1263

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress